SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

                         May 13, 2013

VIA COURIER AND EDGAR

Re:	Crestwood Midstream Partners LP, Crestwood
Midstream Finance Corporation and Subsidiary Guarantors
Registration Statement on Form S-4
Filed March 28, 2013, as amended by Amendment No. 1 on April 30, 2013
File No. 333-187608

Jacqueline Kaufman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Kaufman:

On behalf of Crestwood Midstream Partners LP (the “Issuer”), Crestwood Midstream Finance Corporation (the “Co-Issuer” and, together with the Issuer, the “Issuers”) and the subsidiary guarantors (the “Guarantors” and, together with the Issuers, the “Registrant”), we hereby provide the following responses to the two oral comments provided on May 7, 2013 (the “Comments”) by the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement as filed on April 30, 2013, and four clean courtesy copies of Amendment No. 2.

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Securities and Exchange Commission	-2-	May 13, 2013

Set forth below are our responses to the Comments. The responses and information described below are based upon information provided to us by the Registrants.

Incorporation of Certain Documents by Reference, page 81

1.	Please revise the second sentence of the first paragraph to specify that all filings made after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement shall be incorporated by reference into your prospectus.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 of Amendment No. 2.

Exhibit 4.1 – Indenture, dated April 1, 2011 . . .

2.	We refer to your previous response to comment 6 and re-issue that comment insofar as it relates to Section 10.05(1) of the indenture governing the notes to be issued pursuant to the Registration Statement and filed as Exhibit 4.1 of the Registration Statement (the “Indenture”). Please expand your analysis as to how the inclusion in such provision of the phrase “(including by way of merger, amalgamation or consolidation)” results in the guarantees constituting “full and unconditional” guarantees.

In response to the Staff’s comment, the Registrant respectfully submits that the Staff has permitted issuers to rely on Rule 3-10(f) of Regulation S-X when the other requirements of such rule are met and the release provisions are limited to customary circumstances pursuant to Section 2510.5 of the Financial Reporting Manual. Pursuant to Section 2510.5 of the Financial Reporting Manual, customary circumstances include, among others, when “the subsidiary is sold or sells all of its assets.”

Pursuant to the Indenture, the guarantees of the subsidiary guarantors will be released “in connection with any sale, disposition or transfer of all or substantially all of the assets of that Guarantor (including by way of merger, amalgamation or consolidation)…” The Registrant respectfully believes that such release provision is consistent with the first bullet of Section 2510.5 of the Financial Reporting Manual that references the sale of the subsidiary guarantor or the sale of all of its assets. The language in the parenthetical of the release provision contained in the Indenture “(including by way of merger, amalgamation or consolidation)” simply provides examples of how such a “sale” may be structured. For example, issuers often sell a subsidiary by merging it into an acquiror’s acquisition vehicle. A sale may also be accomplished by amalgamating (under Canadian law, for example) or consolidating the subsidiary with an acquiror’s acquisition vehicle. The result would be the same as if the transfer were structured as a sale of the subsidiary’s assets or a sale of the subsidiary’s capital stock. The Registrant respectfully believes that all of these alternatives fall under the concept of a “sale” in the first bullet of Section 2510.5 of the Financial Reporting Manual. Accordingly, the Registrant

Securities and Exchange Commission	-3-	May 13, 2013

respectfully believes that such release provision is customary and the guarantees set forth in the Indenture are “full and unconditional.”

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Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or David Azarkh at 212-455-2462 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

    Catherine Brown

    Mara L. Ransom

Crestwood Midstream Partners LP

    Kelly J. Jameson